UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1. Name of the Registrant:

MEI Pharma, Inc. [CIK: 0001262104]

2. Name of Person Relying on Exemption:

Scott Klarquist

3. Address of Person Relying on the Exemption:

Available Upon Request

4. Written Material. The following written materials are attached:

Letter to MEIP Shareholders, dated July 10, 2023.

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. The cost of this filing is being borne entirely by the filer.

PLEASE NOTE: I am NOT asking for your proxy card and cannot accept your proxy card. Please DO NOT send me your proxy card.

(Written material follows)

Open Letter to MEIP Shareholders:

July 10, 2023

Dear Fellow MEI Pharma Shareholders,

Our company, MEI Pharma, Inc. (MEIP) has asked us, its true owners, to back a merger with (or rather acquisition of) Infinity Pharmaceuticals, Inc. (INFI) at a special meeting of shareholders on July 14th, with a post-combined company ownership split of 58% to 42% in favor of MEIP shareholders (such transaction, the "INFI Bailout"). In my view, this equity division is wildly inequitable to MEIP shareholders, if one simply looks at the respective financial metrics of the two companies. For example, as of the most recent quarter end (3/31/23), MEIP had $112 million in cash and cash equivalents, versus just $26 million for INFI. In the current environment, especially in relation to microcap pharma stocks, "cash is king". Per this metric, the equity split should be 81% to 19% in favor of MEIP, not 58% to 42%. Moreover, MEIP has generated $47MM in revenue in the 9 months ended 3/31/23, versus minimal revenue for Infinity. While both companies are cash burning, Infinity has racked up $867 million in accumulated losses in 23 years as a public company versus just $396 million in MEIP in 3 less years as a public company. Lastly, MEIP portfolio consists of two molecules whereas INFI has just one. This so-called "merger" with INFI is, in reality, an irrational bailout of INFI shareholders , who would otherwise likely see their INFI investment rendered worthless in bankruptcy (given INFI's apparent inability to raise capital independently).

MEIP shareholders should note in particular the going concern warning contained in INFI's latest 10-Q filing:

"We expect to continue to incur substantial operating losses and negative cash flows from operations for the foreseeable future. These conditions raise substantial doubt about our ability to continue as a going concern for at least twelve months from the date these condensed consolidated financial statements are issued on May 9, 2023.... If the Merger does not close and we are unable to enter into another strategic transaction, our board of directors may conclude that it is in the best interest of stockholders to cease normal operations and wind down the company through bankruptcy or dissolution proceedings . In such case, there would be no assurances as to the amount or timing of available cash remaining, if any, to distribute to stockholders after paying our obligations and setting aside funds for reserves."

GIVEN THAT INFI APPARENTLY HAS MINIMAL ABILITY TO INDEPENDENTLY RAISE CAPITAL ADEQUATE TO SUPPORT THE DEVELOPMENT ITS SINGLE-MOLECULE PIPELINE, WHY ARE WE (CASH-RICH MEIP HOLDERS) BAILING THEM OUT???

Particularly concerning in this respect is the lack of insider ownership or open-market purchases at both INFI and MEIP, which raise the specter of a lack of proper incentive alignment of company leadership with shareholders. The prospectus for the INFI Bailout, filed on June 6th, reveals that in aggregate the MEIP board of directors owns just 34,582 MEIP shares directly, or about 0.5% of the outstanding equity, while INFI's directors collectively own just 1,276,068 INFI shares directly, or approximately 1.3% of INFI's outstanding stock. In addition, per company Form 4 filings, there has been only one insider purchase at MEIP during the past 3 years (for a measly $18 thousand worth of MEIP stock), while there have been no insider purchases at INFI since 2018. If the respective directors and senior executives at MEIP and INFI are not willing to bet on themselves via open market purchases or significant direct stockholdings, why should shareholders of MEIP accept the risk of betting on any of these folks going forward? This applies even more so given MEIP and INFI managements' respective track records of incinerating shareholder wealth over the past decade. Since MEIP's current CEO (and expected CEO of the combined company) David Urso joined MEIP in April 2014, its stock has declined a staggering 97%. Likewise, the CEO of Infinity (Adelene Q. Perkins), who will remain on the board of the merged entity, has presided over a 97% decline in her stock price since becoming CEO there in 2010. Losers of a feather (apparently) flock together! Why should MEIP shareholders trust their hard-earned capital to these executives to deploy, given their horrific track records?

Fortunately, MEIP shareholders have an alternative to accepting the INFI Bailout. I am referring to the unsolicited offer of $8 per share for MEIP stock, plus 80% of the proceeds of the sale of any of MEIP's clinical assets post-closing, made by the 13D filers (Anson Advisors Inc. and Cable Car Capital LLC, who collectively own 15% of MEIP's common stock) on May 23rd. This offer is, in my view, clearly superior to MEIP shareholders retaining a majority interest in any merged MEIP-INFI entity. $8 per share represents a significant premium to the trading range of MEIP's stock over the 2 months following the INFI merger announcement on Feb 22nd, which is indicative of where MEIP would trade absent such an offer. During that period, MEIP stock mostly fluctuated between $4 and $5 per share (therefore the Anson / Cable Car buyout offer is 78% above the midpoint of the range) . Moreover, the Anson / Cable Car buyout offer is not subject to any financing condition and the 13-D filers have stated their offer could potentially be increased based on MEIP's cash level at closing. MEIP's board delusionally dismissed this (obviously superior) offer out of hand, adding insult to MEIP shareholder injury by claiming, without evidence, that the offer "does not provide a basis for discussions regarding an alternative transaction." Clearly with a statement like that, our entrenched and failing board of directors has no intention of taking its fiduciary duties to MEIP shareholders seriously.

MEIP SHAREHOLDERS, WE NEED TO MAKE OUR VOICES HEARD ON JULY 14 TH AT THE SPECIAL MEETING OF STOCKHOLDERS! PLEASE VOTE "AGAINST" PROPOSAL ONE (THE MEI NASDAQ PROPOSAL) AND "AGAINST" PROPOSAL TWO (THE MEI ADJORNMENT PROPOSAL). THE TIME IS NOW TO STOP THE RIDICULOUS INFI BAILOUT AND FORCE MEIP'S CONFLICTED DIRECTORS TO THE BARGAINING TABLE WITH ANSON AND CABLE CAR. PLEASE ALSO COMMUNICATE YOUR DISSATISFACTION DIRECTLY MEIP'S MANAGEMENT. THANK YOU!

Source:

Scott Klarquist

CIO, Seven Corners Capital Management, LLC

info@sevencornerscapital.com

(646) 592-0498